FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 31 July 2024
HSBC HOLDINGS PLC
GROUP CFO SUCCESSION

HSBC Holdings plc (the ‘Company’) today announces that Jonathan (Jon) Bingham has been appointed as Interim Group Chief Financial Officer with effect from 2 September 2024. He will not be appointed as an Executive Director.

Jon will retain his existing responsibilities as Global Financial Controller whilst holding the role of Interim Group CFO.

As HSBC Global Financial Controller, he is responsible for a global team and provides stewardship of HSBC external financial, regulatory, ESG and Tax reporting. Externally, he Chairs the UK Finance Prudential, Reporting and Taxation Policy Committee and is a member of the Financial Services Faculty Board of the Institute of Chartered Accountants in England and Wales.

Prior to joining HSBC in 2020, Jon worked for KPMG LLP for 20 years, of which the final 10 years were as a Banking Partner, in which he led KPMG’s relationships with its large international banking clients.

HSBC Group Chief Executive Designate, Georges Elhedery, said: “Jon has outstanding technical accounting and regulatory knowledge and expertise and was the clear choice to provide interim succession for the Group CFO role.”

A process to identify the next permanent Group CFO, is underway. An update will be provided on the outcome of this search in due course.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered in England: number 617987

Note to editors:
1.
Professional Qualifications of Mr Bingham
●
Fellow, Institute of Chartered Accountants of England and Wales
●
Executive MBA, Edinburgh / Paris
●
BSc Economics, University of York, England

2.
Career History of Mr Bingham
●
HSBC, Global Financial Controller, 2020 to date
●
KPMG, Partner, Banking, 2010 to 2020
●
KPMG, various banking audit roles including COO of KPMG UK Financial Services, 2010 to 2020

3.
Board of Directors
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Sir Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.
* Non-executive Group Chairman
† Independent non-executive Director

4.
HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$2,975bn at 30 June 2024, HSBC is one of the world’s largest banking and financial services organisations.

Media enquiries to:

Heidi Ashley          +44 (0) 7920 254057          heidi.ashley@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 31 July 2024